Mail Stop 0406


								September 3, 2004


Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina  27615

	Re:    	Willowtree Advisor, Inc.
		Registration Statement on Form SB-2
		Filed August 2, 2004
		File No. 333-117840

Dear Ms. Allison:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Section 419 (a)(2) defines a blank-check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that has no revenues, nominal assets, no contracts or agreements with customers and have conducted no business activity other than "raising our initial capital, developing a general business plan and preparing this registration statement." These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement as appropriate. Supplementally provide us with your general business plan.
2. Additionally, tell us whether the company has a current business strategy of evaluating potential merger or business combination transactions, with operating companies in particular. Has the
company considered such transactions previously?   What actions, if
any, have taken place in this respect? To the extent that you have considered or are presently considering business combinations as part of the your business strategy, please provide a detailed response.

Outside Front Cover
3. Please eliminate the reference on the cover page and elsewhere to a "self-underwritten" transaction. Since there is no underwriter, it is not appropriate to refer to an underwriting and you should instead state that you will conduct a "direct public offering" or use a similar term.
4. Name the officer/director who will sell the common stock on the cover page, and briefly describe the role of that person in the marketing of the securities.
5. We note your disclosure that funds will not be placed in escrow
but rather will be place in a separate bank account at BB&T.   Please
provide us with your analysis of how this procedure complies with Rule 10b-9(a)(2). Specifically, how will you be able to ensure that "prompt refunding" will occur if the minimum is not reached, when subscriptions will not be placed into an escrow account maintained by an independent third party? Why won`t the investors be potentially exposed to the risk that you will be unable to return the proceeds promptly? It appears the proceeds are "the company`s" immediately since the checks are payable to it and would be subject to conditions, claims, liens and the like? We may have further comment.
6. In addition, where are the underlying documents that govern the conditions on which the proceeds will be held until the minimum is reached? What are the proposed procedures for receiving the funds (e.g., to whom will checks be made payable, what specific conditions must be satisfied before the company can receive any of the funds)? Isn`t the company`s receipt immediate? Where do you explain whether receipt of a check by the company is enough to satisfy the "sold" amount? At what specific point in the check collecting process will the minimum be considered "achieved"? Who will be charged with making these determinations? This information should be concisely summarized on the cover page with a cross-reference to a more detailed discussion provided in the prospectus summary.
7. Please modify the statement "[i]t is illegal to tell you otherwise" to clarify that any representation to the contrary is a criminal offense. See 501(a)(7) of Regulation S-B.

Summary of Our Offering
8. Revise the summary to prominently disclose an outline of your business model. It appears from your Plan of Operation on page 25 that you do not intend to hire any employees until after you have begun operations and generated fees from customers and that your company will serve in essence as a "general contractor" in arranging for other companies to provide landscaping services. To what extent might the president have financial interests in the sub-contractors who provide these services? Your business model should be clearly defined here and discussed in significant detail in the business section.
9. Provide support for your statement that you will distinguish your business from others by offering "comprehensive landscape advice." Considering that you have not begun operations, have no revenues and no clients, it would appear unlikely that you will initially surpass other companies offering the same or similar services or that there are not competitors who offer comprehensive landscape services. Alternatively you may delete the statement.
10. Your reference to listing "past and current customers" on a future website is inappropriate since it may suggest to potential investors that you presently have customers. Revise both here and in the business section to clarify that the website will list future customers as you presently have none. Also, expand to indicate that you may not obtain any customers.
11. Revise the Offering summary to reflect the offering period of 180 days, unless extended by an additional 90 days, and to reflect net proceeds to you of $40,000 and $90,000 based on sales of 1,000,000 shares minimum and 2,000,000 shares maximum, respectively.
12. As indicated in our comment above, please provide a materially complete discussion of the procedures for receiving and holding the subscription amounts pending receipt of the minimum amount. Ensure that the procedures are in compliance with Rule 10b-9. Note that the account instructions should be provided in a signed writing that should be attached as an exhibit.

Risk Factors
13. Please do not repeat the subheading in your discussion of a risk factor. Describe in details the risk disclosed in the subheading. For examples, the discussions under the third and fifth risk factors are nearly verbatim replications of the subheadings.




Because our auditors have issued a going concern opinion . . . page 7
14. Please revise the subheading to capture the essence of the risk associated with a going concern opinion in an easily accessible manner for the average investor. The subheading must convey the specific risk posed from the potential investor`s viewpoint answering the question, "What does not being able to continue as a going concern mean to me?" Rephrase the subheading so that it clearly states the specific risk you are highlighting.
15. We note the disclosure references "officers and directors," and to "management" yet you state elsewhere in the prospectus that you have one officer and director, namely Cynthia Allison. Please revise throughout the prospectus references to the president, officer, director, management and the like refer solely to Ms. Allsion. Also, expand the discussion to explain the reasons for which Ms. Allison "is unwilling to loan or advance any additional capital to the company, except to prepare and file reports with the SEC."
16. Revise to clearly describe in detail the types of consulting services provided by the sole director. The amount of consulting expense recognized to date is significant given that that the Company`s inception was in June of 2004. Similar information should be provided within the discussion of operating results on page 27 of MD&A.
17. In addition, tell us whether there is a written agreement governing the consulting relationship between the president, Cynthia Allison, and the company. Note that any agreements relating to the compensation of the president and sole director must be filed as an exhibit. See Item 601(b)(10)(ii)(A) of Regulation S-B.

We lack an operating history . . . Page 8
18. Please revise the risk factor subheadings that refer to the possibility of ceasing operations to state the risk from the point of view of the investor, namely that the investor may lose all of his or her investment.

We are solely dependent upon the funds to be raised . . . Page 8
19. This risk factor is incomplete. Please revise to include a complete discussion of the risk associated with your dependence on the proceeds from this offering.

Because our sole officer and director who is also our sole promoter .
.. . Page 9
20. Revise the risk factor to include the percentage currently owned by Cynthia Allison. The risk factor subheading should be revised to reflect the range of percentages that Ms. Allison will own, given the minimum/maximum nature of the offering.

Because the SEC imposes additional sales practice requirements . . .
Page 10
21. Please expand the body of the risk factor to discuss briefly the adverse consequences of being the issuer of a stock that is subject to Regulation 15(g) of the Securities Exchange Act and summarize concisely the effects of required compliance with Rules 15(g)-2 through 15(g)-9 on the market for your securities and your investors. You may choose to include a cross-reference to the more detailed discussion on page 15.

Use of Proceeds
22. You describe your customer base as the southeastern United States. You also state that you have no employees and in the Plan of Operations you state that you do not intend to hire employees. Your use of proceeds discussion does not appear to include a line item for tools and equipment typically associated with landscaping installation, which you indicate would be part of your business. Expand the disclosure to discuss how you intend to deliver the landscaping services, including installation, across this broad region. If you intend to provide landscaping advice only or to outsource all of the services rendered, this should be made clear in the summary and throughout the prospectus.
23. We note your disclosure on page 24 that you believe that if your raise the minimum amount through this offering, the net proceeds
"will last a year."   Please revise the Use of Proceeds section to
state the minimum period of proposed operations that the registrant expects it will be able to fund with the offering proceeds if the minimum and maximum number of shares offered are sold. It is unclear how you will be able to operate a comprehensive and unique landscaping business (even if you rely upon services offered by others) and begin to generate revenues during a period of 12 or more months, based on a minimum intake of $40,000. Your revisions should directly address exactly how many months the minimum and maximum amounts raised will fund and explain the effect upon your business operations if you receive those amounts.
24. You indicate that $5,000 of offering proceeds will be used for "working capital". But your balance sheet shows has a working capital deficit of $13,000, representing a prior commitment for the use of funds substantially in excess of the $5,000 amount. Given these circumstances, we don`t understand why it is appropriate for you to suggest the minimum offering proceeds would provide you with $5,000 of "working capital". Please revise as appropriate.

Plan of Distribution
25. Revise your disclosure to address whether the company`s officer/director will be able to purchase securities in the offering in order to reach the minimum. We may have further comments.
26. Revise your disclosure to indicate the effect the penny stock rules may have on the ability to make a market in the company`s common stock.

Business
27. Please explain how custom landscape and implementation plans, professional advice and plant and product recommendations are "unique aspects" of your services. It would appear that these are typical services rendered by landscape companies. You also state on page 18 that you will provide "unique and creative service offerings." What is it about the services you intend to offer that qualify them as unique and creative? Please provide concrete examples or a more detailed discussion of how the services you intend to offer differ from the services your competitors are presently offering.
28. Tell us the basis for your plan to charge other professional landscape companies a fee for promoting their products and services and clarify what medium you intend to use for advertising. Do you mean through your website only or also through promotional materials and handouts? Given your statement in risk factors that your marketing reach must be limited and that you may not be able to attract enough clients to operate profitably, expand the disclosure to explain why existing professional landscape companies would pay to advertise on your website.
29. We note your reference to luxury properties on page 19. Please explain in greater detail what you mean by developing "strategic alliances with luxury properties" and how these alliances with luxury properties fit in to your business plan.
30. Please describe more specifically how you will "aggressively court" professional landscape company contacts. Also, explain what you mean by your statement that you intend to attract new clients through your website "with a strong technical support capable of recording leads."
31. It appears inappropriate to refer now to "award winning" landscape project you may have in the future given that you presently have no landscape project of any kind and may never have any such projects in the future. Please delete the "award wining" reference.
32. The subsection titled revenue makes reference to two revenue sources whereas you list three sources of revenue. Please revise for clarification.
33. Competition. This section includes vague language that does not provide a clear description of your competitive niche. For example, the reference to "companies with substantial customer bases in the computer and other technical fields" is too vague to be meaningful. Isn`t your industry niche the landscaping industry? You state further that you will be competing with "most landscape professionals." These categories are too broadly drawn to comply with Item 101(b)(4) of Regulation S-B. Please revise this section to provide a more meaningful description of your competitive position within your defined industry.
34. The subsection titled Marketing on page 21 appears to be repetitive of the subsection preceding it titled Marketing Strategy. Please revise to eliminate unnecessary repetition.

Management`s Discussion and Analysis or Plan of Operation, page 23
35. We note your disclosure on page 23 that "[w]hether we raise the minimum or maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months." Revise this statement to state the minimum period of operations you will be able to sustain in the event you receive each of the minimum and maximum amount of proceeds. And explain in operational terms what effects the receipt of the minimum proceeds would have on your ability to conduct planned operations and pursue your business plan. What additional activities or operations would be permitted if you raised the maximum?
36. Confirm that your statement that you believe the net proceeds will last twelve months contemplates the preparation and filing of periodic reports under the Exhange Act for a minimum period of 12 months following the effective date. It is not clear that the amount allotted for audit, accounting and filing fees, which appears to be substantial in relation to historical expenses and would appear to require a significant expenditure of funds as well as management time, is adequate. Having to fund these costs after the offering seems to represent a "known trend" that will cause the future operations to vary materially from the historical ones and this known change should be described in quantitative terms in MD&A.
37. Additionally, in the absence of any employees, how does the company propose to create a system of accounting controls and procedures and maintain the accounting records that it will use to record transactions and that would be audited by the independent accountant? What is Ms. Allison`s experience with financial accounting and preparation of reports under the Exchange Act? In view of her roles as principal executive officer and principal accounting officer, a discussion of her competence or lack of experience in this area is an appropriate subject for disclosure. Furthermore, consideration should be given as to whether risk factor disclosure is appropriate.

Management
38. Please expand the discussion relating to Ms. Allison`s part-time commitment to Willowtree Advisor to disclose what she will be doing with the other portion of her working time. To what extent are the other activities in which she will engage potentially in conflict with the business activities that the company will conduct? How will the doctrine of corporate opportunities apply to the executive? Are there any provisions of the articles of incorporation or the laws of Nevada that govern this matter? Will Ms. Allison be required to offer all business opportunities within the company`s area of business interest to Willowtree? Is there an express or implied non-compete arrangement, whether by contract or imposed under the terms of Nevada law? Please provide a complete discussion of any potential conflicts of interest in this context.

Executive Compensation
39. Note that the column in which you list the compensation paid to Ms. Allison for consulting services under Long-Term Compensation, which should read "All Other Compensation." Additionally, this column may only be used if the transaction cannot be reported in any other column. Because the consideration paid, albeit in non-cash form, is a payment for personal service, it is the equivalent of a salary payment and should be listed in the "salary" column. Please revise accordingly.
Certain Transactions
40. Provide a complete description of the consulting services rendered in June 2004 by Ms. Allison and disclose the basis for the transactional terms. Supplementally tell us when and on what basis the value of the consulting services provided by Cynthia Allison was determined to be $174,950. Provide us with a detailed breakdown of what the specific services were and tell us what you relied on in determining the value of each significant category of those services.

Legality Opinion
41. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.
42. We note, however, that it is not apparent that your counsel is licensed to practice law in the state of Nevada. The required legality opinion should be provided by counsel licensed to practice in Nevada. Please advise.
43. Tell us why paragraph 3 is necessary to the rendering of the opinion as it appears to suggest that legal proceedings not known to counsel may have an impact on counsel`s conclusions as to the validity and the fully paid and non-assessable nature of the shares. Please provide clarification in the opinion concerning the purpose and potential effect of paragraph 3 or remove this paragraph from the opinion.
44. Additionally, why do you include the phrase "would be within" as part of the opinion paragraph? As paragraph 7 indicates that the resolution has been adopted, what is the purpose and effect of this reference? Additionally, please clarify that the shares will be validly issued, fully paid and non-assessable, when they are issued in conformity with the plan of distribution as described in the prospectus.

Financial Statements

General
45. Tell us supplementally why the auditors are located in Washington State when the Company`s operations and executive offices are located in North Carolina.

Income Statement, page F-3
46. The Company appears to only have one director. Revise the expense line item "consulting services provided by directors" to remove the reference indicating there are more than one.

Notes to the Financial Statements
General
47. Revise to provide the disclosures required by paragraphs 46 and 47 of SFAS 123.
48. Revise to provide the disclosures required by paragraph 11(d)(3) of SFAS 7 as it relates to the issuance of common stock for non-cash consideration.
49. Revise to provide an accounting policy which addresses SOP 98-5.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions or comments concerning matters related to the financial statements to Marc Thomas at 202-942-1792 or Craig Wilson, Senior Assistant Chief Accountant, at 202-942-2949, Please address all other comments to Maryse Mills-Apenteng at 202-942-1861. If you require further assistance you may contact Mark P. Shuman at 202-942-1818.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile:  509-747-1770
Conrad C. Lysiak, Esq.
601 West First Avenue, Suite 503
Spokane, Washington 99201